                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                  ------------

                   Under the Securities Exchange Act of 1934
                   -----------------------------------------
                              (Amendment No. 1 )*
                              ----------------

                            Harvard Industries, Inc.
                            ------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   000417434
                                   ---------
                                 (CUSIP Number)

                               Mr. William Austin
                                  212-446-1930
                         ING (U.S.) Capital Corporation
                              135 East 57th Street
                            New York, New York 10022
                            ------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:
                             Walter W. Driver, Jr.
                                King & Spalding
                           191 Peachtree Street, N.E.
                            Atlanta, Georgia  30303

                               December 10, 1996
                               -----------------
                         (Date of Event Which Requires
                           Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the Statement. / / (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)





                               Page 2 of 12 Pages

CUSIP NO. 000417434

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                 ING (U.S.) Capital Corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a)  /   /
                                                                                            (b)  / X /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                 WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                          /   /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

   NUMBER OF              7.      SOLE VOTING POWER                 491,300
      SHARES
BENEFICIALLY              8.      SHARED VOTING POWER                 -0-
    OWNED BY
        EACH              9.      SOLE DISPOSITIVE POWER            491,300
   REPORTING
      PERSON
        WITH              10.     SHARED DISPOSITIVE POWER            -0-


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 491,300

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                         /   /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 7%





                               Page 3 of 12 Pages

14.      TYPE OF REPORTING PERSON*

                 CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION





                               Page 4 of 12 Pages

                       STATEMENT PURSUANT TO RULE 13d-1
                                    OF THE
                        GENERAL RULES AND REGULATIONS
                                  UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934


Item 2.   Identity and Background

                 Item 2 is amended and supplemented by replacing the information previously filed under this item the following:

          As of November 1, 1996 the corporate structure of the reporting person and its parent companies and affiliates changed. The corporate name of the reporting person, Internationale Nederlanden (U.S.) Capital Corporation, a Delaware corporation, was changed to ING (U.S.) Capital Corporation ("Holder"). Holder is engaged in the financial investment business and maintains its principal place of business at 135 East 57th Street, New York, New York 10022.

          Holder is a wholly owned subsidiary of ING (U.S.) Capital Financial Holdings Corporation, ("U.S. Capital Holdings"), a holding company with subsidiaries engaged principally in the financial services business. U.S. Capital Holdings is organized under the laws of the State of Delaware and its principal executive office is located at 135 East 57th Street, New York, New York 10022. U.S. Capital Holdings is a wholly owned subsidiary of ING (U.S.) Financial Holdings Corporation ("U.S. Holdings"),organized under the laws of the State of Delaware and having its principal executive office is located at 135 East 57th Street, New York, New York 10022.

          U.S. Holdings is a wholly owned subsidiary of ING Bank N.V. ("INB"). INB is organized under the laws of The Netherlands and has its principal executive offices at De Amesterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. INB is engaged principally in the financial services business.

          INB is a wholly owned subsidiary of ING Groep N.V. ("ING"), a holding company organized under the laws of The Netherlands with subsidiaries engaged principally in the financial services business. ING's principal executive office is located at Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.

          Schedule 1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each executive officer and director of (i) Holder, (ii) U.S. Capital Holdings, (iii) U.S. Holdings, (iv) INB and (v) ING.





                               Page 5 of 12 Pages

        During the last five years, none of (i) Holder, (ii) U.S. Capital Holdings, (iii) U.S. Holdings, (iv) INB, (v) ING and, (vi) to the best knowledge of Holder, the persons identified in Schedule 1, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 is amended and supplemented by adding to the information previously filed under this item the following:

          The funds used to purchase the Common Stock which is the subject of this report were derived from the working capital of the Holder.

Item 4.   Purpose of Transaction.

          Item 4 is amended and supplemented by adding to the information previously filed under this item the following:

          On December 10, 1996 Holder acquired an additional 65,000 shares of Issuer's Common Stock in the open market. The subject shares of Common Stock directly or indirectly acquired have been acquired for investment purposes. Holder has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Holder reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending upon market conditions, an evaluation of the business and prospects of the Issuer and other factors, Holder or it affiliates may, in its sole discretion, purchase additional shares of Common Stock or dispose of the subject shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

Item 5.   Interest in Securities of the Issuer.

          Item 5 is amended and supplemented by adding to the information previously filed under this item the following:

          (a) As of the date on which this statement is executed, Holder beneficially owns 491,300 shares of Common Stock of the Issuer, constituting 7.0% of the Issuer's issued and outstanding shares of Common Stock, based upon an aggregate of 6,998,907 shares of Common Stock of the Issuer issued and outstanding as of May 15, 1996 (as disclosed on Form 10-Q filed with the Securities and Exchange Commission by the Issuer on May 15, 1996). Except as described herein, none of (i) Holder, (ii) U.S. Capital Holdings, (iii) U.S. Holdings, (iv) INB, (v) ING and, (vi) to the best knowledge of Holder, the persons identified in Schedule 1 hereto, presently beneficially own any Common Stock.





                               Page 6 of 12 Pages

          (c) Except as indicated herein, no transactions in the shares of Common Stock have been effected by (i) Holder, (ii) U.S. Capital Holdings,
(iii) U.S. Holdings, (iv) INB, (v) ING and, (vi) to the best knowledge of Holder, by any of the persons listed on Schedule 1 hereto, during the past 60 days.


Item 7.   Material to be filed as Exhibits.

          None





                               Page 7 of 12 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 1996

                                  ING (U.S.)
                                  CAPITAL CORPORATION

                                  By: /s/ William A. Austin
                                      ---------------------------
                                      Name:  William A. Austin
                                      Title: General Counsel






                               Page 8 of 12 Pages

                                   SCHEDULE 1

          Schedule 1 is amended and supplemented by adding to the information previously filed under this item the following:

          Set forth below is the name and position of each of the executive officers and directors of (i) Holder, (ii) U.S. Capital Holdings, (iii) U.S. Holdings, (iv) INB and (v) ING.

          Except as otherwise indicated, the principal occupation of each person listed below is as a Senior Officer of Holder, U.S. Capital Holdings, U.S. Holdings, INB and/or ING, as the case may be. Unless otherwise indicated, each person for the U.S. entities is a citizen of the United States and for INB and ING, a citizen of The Netherlands.

          The business address of each person at Holder, U.S. Capital Holdings, and U.S. Holdings is 135 East 57th Street, New York, New York 10022. The business address of each person at INB is De Amsterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. The business address of each person at ING is Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.


                        ING (U.S.) CAPITAL CORPORATION

Executive Officers
------------------

Name                                             Position
----                                             --------
Timothy Schantz                                  President
Bart Staal (Netherlands)                         Chief Executive Officer
J. Clarke Gray                                   Chief Operating Officer

Directors
---------

                                        Principal Occupation
Name                                    (if other than as indicated above)
----                                    ----------------------------------

Timothy Schantz                                  Director
Bart Staal (Netherlands)                         Director
J. Clarke Gray                                   Director





                               Page 9 of 12 Pages

               ING (U.S.) CAPITAL FINANCIAL HOLDINGS CORPORATION

Executive Officers
------------------

Name                                  Position
----                                  --------

Timothy Schantz                       President


Directors
---------

                              Principal Occupation
Name                          (if other than as indicated above)
----                          ----------------------------------

Timothy Schantz                       Director
Bart Staal (Netherlands)              Director, Chairman





                  ING (U.S.) FINANCIAL HOLDINGS CORPORATION

Executive Officers
------------------

Name                                  Position
----                                  --------

Lane C. Grijns (Netherlands)          President
Bart Staal (Netherlands)              Executive Vice President

Directors
---------

                              Principal Occupation
Name                          (if other than as indicated above)
----                          ----------------------------------

Lane C. Grijns (Netherlands)          Director
Bart Staal (Netherlands)              Director
H. Lindenbergh (Netherlands)          Director, Chairman
M. Minderhoud (Netherlands)           Director, Vice Chairman





                              Page 10 of 12 Pages

                                ING BANK N.V.

Executive Officers
------------------

Name                                  Position
----                                  --------

G.J.A. van der Lugt                   Chairman
J.H.M. Lindenbergh                    Member
C. Maas                               Member
M. Minderhoud                         Member

Directors
---------
                                      Principal Occupation
Name                                  (if other than as indicated above)
----                                  ----------------------------------

J. W. Berghuis                        Vice Chairman, Executive Board, Koninklijke
                                         Pakhoed N.V.
J. Kamminga                           Chairman of the Board, MKB Nederland; director of
                                         Makelaarskantoor J. Kamminga & Zonen B.V.
O.H.S. van Royen                      Retired
G. Verhagen                           Retired
P.F. van der Heijden


                                ING GROUP N.V.

Executive Officers
------------------

Name                                  Position
----                                  --------

A.G. Jacobs                           Chairman
G.J.A. van der Lugt                   Vice Chairman
J.H. Holsboer                         Member
H. Huizinga                           Member
E. Kist                               Member
J.H.M. Lindenbergh                    Member
C. Maas                               Member
M. Minderhoud                         Member

Directors
---------
                           Principal Occupation
Name                       (if other than as indicated above)
----                       ----------------------------------





                              Page 11 of 12 Pages

J.B. Erbe,                        Retired
    Chairman
L.A.A. van den Berghe             Professor at Erasmus University of Rotterdam,
     (Belgium)                       The Netherlands (Economics and management of
                                     insurance companies)
J.W. Berghuis                     Vice Chairman, Executive Board, Koninklijke
                                      Pakhoed N.V.

J. Kamminga                       Chairman of the Board, MKB Nederland; director
                                      of Makelaarskantoor J. Kamminga & Zonen B.V.
O.H.A. van Royen                  Retired
J.J. van Rijn                     Retired
G. Verhagen                       Retired
  Vice Chairman
P.F. van der Heijden
M. Ververs                        Chairman of Executive Board, Wolters Kluwer N.V.
  Vice Chairman




                              Page 12 of 12 Pages